GALIANO GOLD INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
UNAUDITED

For the three and nine months ended September 30, 2023 and 2022

GALIANO GOLD INC.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

AS AT SEPTEMBER 30, 2023 AND DECEMBER 31, 2022

(In thousands of United States Dollars)

		September 30, 2023	December 31, 2022

	Note	$	$
Assets
Current assets
Cash and cash equivalents		56,079	56,111
Receivables		13	54
Receivable due from related party	4	488	1,684
Prepaid expenses and deposits		951	756
		57,531	58,605
Non-current assets
Financial assets	5	74,087	66,809
Investment in joint venture	6	84,090	54,148
Right-of-use asset		199	277
Property, plant and equipment		61	55
		158,437	121,289
Total assets		215,968	179,894

Liabilities
Current liabilities
Accounts payable and accrued liabilities		6,128	4,330
Payable due to related party	4	3,145	1,364
Lease liability		121	110
		9,394	5,804
Non-current liabilities
Long-term incentive plan liabilities	8	126	195
Lease liability		112	204
		238	399
Total liabilities		9,632	6,203
Equity
Share capital	7	579,591	579,591
Equity reserves	8	52,800	51,998
Accumulated deficit		(426,055)	(457,898)
Total equity		206,336	173,691
Total liabilities and equity		215,968	179,894

Commitments and contingencies	9

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Approved on behalf of the Board of Directors:

"Matt Badylak"	"Greg Martin"
Director	Director

GALIANO GOLD INC.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

(In thousands of United States Dollars, except dollar per share amounts)

		Three months ended		Nine months ended
		September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
	Note	$	$	$	$

Share of net income related to joint venture	6	9,628	-	29,942	-
Service fee earned as operators of joint venture	4	1,448	1,381	4,284	3,995
General and administrative expenses	10	(2,869)	(3,490)	(9,867)	(8,246)
Exploration and evaluation expenditures	11	(81)	(281)	(1,966)	(473)
Income (loss) from operations and joint venture		8,126	(2,390)	22,393	(4,724)

Finance income	12	3,269	3,702	9,418	17,082
Finance expense		(6)	(8)	(18)	(24)
Foreign exchange (loss) gain		-	(24)	50	(25)
Net income and comprehensive income for the period		11,389	1,280	31,843	12,309

Weighted average number of shares outstanding:
Basic	13	224,943,453	224,943,453	224,943,453	224,943,453
Diluted	13	225,400,119	224,943,453	225,083,227	224,943,453

Net income per share:
Basic		0.05	0.01	0.14	0.05
Diluted		0.05	0.01	0.14	0.05

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

GALIANO GOLD INC.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

(In thousands of United States Dollars, except for number of common shares)

	Note	Number of shares	Share capital $	Equity reserves $	Accumulated deficit $	Total equity $
Balance as at December 31, 2021		224,943,453	579,591	51,879	(498,707)	132,763
Share-based compensation expense	8(a)	-	-	(100)	-	(100)
Net income and comprehensive income for the period		-	-	-	12,309	12,309
Balance as at September 30, 2022		224,943,453	579,591	51,779	(486,398)	144,972

Balance as at December 31, 2022		224,943,453	579,591	51,998	(457,898)	173,691
Share-based compensation expense	8(a)	-	-	802	-	802
Net income and comprehensive income for the period		-	-	-	31,843	31,843
Balance as at September 30, 2023		224,943,453	579,591	52,800	(426,055)	206,336

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

GALIANO GOLD INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOW
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022
(In thousands of United States Dollars)

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
		2023	2022	2023	2022
	Note	$	$	$	$

Operating activities:
Net income for the period		11,389	1,280	31,843	12,309
Adjustments for:
Share of net income related to joint venture	6	(9,628)	-	(29,942)	-
Depreciation		35	36	107	110
Share-based compensation	8,10	602	1,265	3,092	895
Finance income	12	(3,269)	(3,702)	(9,418)	(17,082)
Finance expense		4	6	13	19
Unrealized foreign exchange (gain) loss		(25)	180	(28)	209
Operating cash flow before working capital changes		(892)	(935)	(4,333)	(3,540)
Change in non-cash working capital	14	752	2,477	2,273	4,482
Cash (used in) provided by operating activities		(140)	1,542	(2,060)	942

Investing activities:
Interest received		759	334	2,140	500
Expenditures on property, plant and equipment		(1)	(3)	(35)	(4)
Cash provided by investing activities		758	331	2,105	496

Financing activities:
Office lease payments		(32)	(32)	(94)	(99)

Impact of foreign exchange on cash and cash equivalents		(10)	(130)	17	(144)

Increase (decrease) in cash and cash equivalents during the period		576	1,711	(32)	1,195
Cash and cash equivalents, beginning of period		55,503	53,005	56,111	53,521
Cash and cash equivalents, end of period		56,079	54,716	56,079	54,716

Supplemental cash flow information	14

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022
Expressed in thousands of United States Dollars unless otherwise stated

1. Nature of operations

Galiano Gold Inc. ("Galiano" or the "Company") was incorporated on September 23, 1999 under the Business Corporations Act of British Columbia, Canada. The Company's head office and principal address is located at 1640 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, Canada. The Company's registered and records office is located at Suite 3500, 1133 Melville Street, Vancouver, V6E 4E5. The Company's common shares trade on the Toronto Stock Exchange and NYSE American Exchange under the ticker symbol "GAU".

The Company's principal business activity is the operation of the Asanko Gold Mine ("AGM") through a joint venture arrangement (the "JV") associated with the Company's 45% equity interest in the entity that holds the AGM mining licenses and gold exploration tenements (see note 6). The Government of Ghana has a 10% free-carried interest in the AGM. The AGM consists of four main open-pit mining areas: Abore, Miradani North, Nkran and Esaase, multiple satellite deposits and exploration projects located on the Asankrangwa Gold Belt in the Amansie West District of the Republic of Ghana ("Ghana"), West Africa.

In addition to its interest in the AGM, the Company holds the 100% owned Asumura property in Ghana.

2. Basis of presentation

(a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 - Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and Interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC"). These condensed consolidated interim financial statements do not include all of the necessary annual disclosures in accordance with IFRS and should be read in conjunction with the Company's audited consolidated annual financial statements for the year ended December 31, 2022.

The accounting policies followed in these condensed consolidated interim financial statements are the same as those applied in the Company's audited consolidated annual financial statements for the year ended December 31, 2022.

These condensed consolidated interim financial statements were authorized for issue and approved by the Board of Directors on November 14, 2023.

(b) Basis of presentation and consolidation

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for financial instruments carried at fair value.

All amounts are expressed in thousands of United States dollars, unless otherwise stated, and the United States dollar is the functional currency of the Company and each of its subsidiaries. References to C$ are to Canadian dollars.

These condensed consolidated interim financial statements incorporate the financial information of the Company and its subsidiaries as at September 30, 2023. Subsidiaries are entities controlled by the Company. Control exists when the Company has power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022
Expressed in thousands of United States Dollars unless otherwise stated

2. Basis of presentation (continued)

Subsidiaries are included in the consolidated financial statements of the Company from the effective date of acquisition up to the effective date of disposition or loss of control.

All significant intercompany amounts and transactions between the Company and its subsidiaries have been eliminated on consolidation.

The principal subsidiaries and joint arrangements to which the Company is a party, as well as their geographic locations, were as follows as at September 30, 2023:

Affiliate name	Location	Interest	Classification and accounting method
Galiano Gold South Africa (PTY) Ltd.	South Africa	100%	Consolidated
Galiano International (Isle of Man) Ltd.	Isle of Man	100%	Consolidated
Galiano Gold (Isle of Man) Ltd.	Isle of Man	100%	Consolidated
Galiano Gold Exploration Mali SARL	Mali	100%	Consolidated
Galiano Gold Exploration Ghana Ltd.[1]	Ghana	100%	Consolidated
BUK West Africa Limited	United Kingdom	100%	Consolidated
Asanko Gold Ghana Ltd.	Ghana	45%	Joint venture; equity method
Adansi Gold Ltd.	Ghana	50%	Joint venture; equity method
Shika Group Finance Limited	Isle of Man	50%	Joint venture; equity method

1Name changed from Asanko Gold Exploration Ghana Ltd. to Galiano Gold Exploration Ghana Ltd. effective March 29, 2023.

(c) Accounting standards adopted during the period

The Company adopted the following new IFRS standard effective January 1, 2023. The nature and impact of the new standard on the Company's current period financial statements, if any, are outlined below. Adoption of the standard was made in accordance with the applicable transitional provisions.

Amendments to IAS 1

On February 12, 2021, the IASB issued Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2, Making Materiality Judgements). The amendments help companies provide useful accounting policy disclosures and include requiring companies to disclose their material accounting policies rather than their significant accounting policies; clarifying that accounting policies related to immaterial transactions, other events or conditions are themselves immaterial and as such need not be disclosed; and clarifying that not all accounting policies that relate to material transactions, other events or conditions are themselves material to a company's financial statements. The amendments are effective for annual periods beginning on or after January 1, 2023, with early adoption permitted. The amendments to IAS 1 will be reflected in the Company's disclosures in its consolidated annual financial statements for the year ended December 31, 2023.

(d) Accounting standards and amendments issued but not yet adopted

There were no accounting standards or amendments to existing standards issued but not yet adopted as of September 30, 2023 that are expected to have a material effect on the Company's or the JV's financial statements in the future.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022
Expressed in thousands of United States Dollars unless otherwise stated

3. Significant accounting judgements and estimates

The preparation of financial statements, in conformity with IFRS, requires management to make judgements, estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in these condensed consolidated interim financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows and reported amounts of assets and liabilities.

The Company's and the JV's significant accounting judgements and estimates are unchanged as compared to those presented in note 5 of the Company's audited annual consolidated financial statements for the years ended December 31, 2022 and 2021.

4. Balances due from/to related party

Under the terms of the Joint Venture Agreement (the "JVA") that governs the management of the JV (note 6), the Company is the operator of the AGM and, in consideration for managing the operations of the mine, currently receives a gross annual service fee from the JV of $7.3 million (originally $6.0 million per annum, but adjusted annually for inflation).

During the three and nine months ended September 30, 2023, the Company earned a service fee of $1.4 million and $4.3 million, respectively, as operator of the JV (three and nine months ended September 30, 2022 - $1.4 million and $4.0 million, respectively). For the three and nine months ended September 30, 2023, the service fee was comprised of a gross service fee of $1.8 million and $5.4 million, respectively, less withholding taxes payable in Ghana of $0.4 million and $1.1 million (three and nine months ended September 30, 2022 - gross service fee of $1.7 million and $5.0 million, respectively, less withholding taxes payable in Ghana of $0.3 million and $1.0 million). As at September 30, 2023, the Company had a receivable due from the JV in respect of the service fee in the amount of $0.5 million, net of withholding taxes (December 31, 2022 - $1.7 million).

As at September 30, 2023, the Company had a payable due to the JV in the amount of $3.1 million relating to reimbursement for third party supplier costs and administrative and exploration services performed by the JV on the Company’s wholly owned Asumura property in Ghana (December 31, 2022 – $1.4 million). During the three and nine months ended September 30, 2023, the JV provided administrative and exploration services on the Company’s Asumura property totaling $9 and $0.2 million, respectively (three and nine months ended September 30, 2022 – $0.2 million for both periods).

All transactions with related parties have occurred in the normal course of operations. All amounts are unsecured, non-interest bearing and have no specific terms of settlement.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022
Expressed in thousands of United States Dollars unless otherwise stated

5. Financial assets

As part of the JV transaction with Gold Fields (note 6), the Company initially subscribed to 184.9 million non-voting fixed redemption price redeemable preferences shares in Shika Group Finance Limited (the "preference shares"), which were issued with a par value of $1 per redeemable share. The preference shares have no fixed redemption date. As these preference shares have no contractual fixed terms of repayment that arise on specified dates, they are measured at fair value through profit or loss at each reporting period-end and are classified as a Level 3 financial asset in the fair value hierarchy.

The following table summarizes the change in the carrying amount of the Company's preference shares held in the joint venture for the nine months ended September 30, 2023 and year ended December 31, 2022:

	September 30, 2023		December 31, 2022
	Number of shares	$	$
Balance, beginning of period	132,400,000	66,809	72,426
Fair value adjustment for the period	-	7,278	(5,617)
Balance, end of period	132,400,000	74,087	66,809

As at September 30, 2023, the Company re-measured the fair value of the preference shares to $74.1 million and recorded a positive fair value adjustment of $2.5 million and $7.3 million in finance income for the three and nine months ended September 30, 2023, respectively (three and nine months ended September 30, 2022 - positive fair value adjustments of $3.4 million and $16.6 million, respectively).

6. Asanko Gold Mine joint venture

On July 31, 2018, the Company completed a transaction (the "JV Transaction") with a subsidiary of Gold Fields Limited ("Gold Fields"), following which:

• the Company and Gold Fields each own a 45% equity interest in Asanko Gold Ghana Ltd. ("AGGL"), which owns the AGM, with the Government of Ghana retaining a 10% free-carried interest in the AGM;

• the Company and Gold Fields each own a 50% interest in Adansi Gold Ltd. ("Adansi Ghana"), which owns a number of exploration licenses; and

• the Company and Gold Fields each acquired a 50% interest in the JV entity, Shika Group Finance Limited ("Shika").

As the JV is structured within the legal entities of AGGL, Adansi Ghana and Shika, the JV represents a joint venture as defined under IFRS 11 - Joint Arrangements, and the Company commenced equity accounting for its interest in the JV effective July 31, 2018.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022
Expressed in thousands of United States Dollars unless otherwise stated

6. Asanko Gold Mine joint venture (continued)

The following table summarizes the change in the carrying amount of the Company's investment in the AGM joint venture for the nine months ended September 30, 2023 and year ended December 31, 2022:

	September 30, 2023	December 31, 2022
	$	$
Balance, beginning of period	54,148	-
Company's share of the JV's net income for the period	29,942	46,517
Impairment reversal on investment in JV	-	7,631
Balance, end of period	84,090	54,148

The Company's share of the JV's net earnings for the three and nine months ended September 30, 2023 was $9.6 million and $29.9 million, respectively. For the three and nine months ended September 30, 2022, the Company did not recognize its share of the JV's net income as the recoverable amount of the Company's investment in the JV was estimated to be nil as at March 31, 2022, June 30, 2022 and September 30, 2022.

Operating and financial results of the AGM JV for the three and nine months ended September 30, 2023 and 2022

Summarized financial information for the AGM JV, on a 100% basis, is outlined in the tables below.

All disclosures in this note 6 are on a 100% JV basis, unless otherwise indicated. The JV applies the same accounting policies as the Company.

Statement of Income for the three and nine months ended September 30, 2023 and 2022

		Three months ended September 30,		Nine months ended September 30,

		2023	2022	2023	2022

	Note	$	$	$	$
Revenue	(i)	67,770	76,911	197,029	239,328
Production costs	(ii)	(35,644)	(41,845)	(103,905)	(147,331)
Depreciation and depletion		(4,308)	(5,531)	(9,263)	(27,545)
Royalties	(iii)	(4,073)	(3,845)	(11,053)	(11,966)
Income from mine operations		23,745	25,690	72,808	52,486

Exploration and evaluation expenditures		(2,163)	(2,928)	(5,272)	(9,348)
General and administrative expenses		(527)	(850)	(1,972)	(21,257)
Income from operations		21,055	21,912	65,564	21,881

Finance expense	(xi)	(1,418)	(3,858)	(2,363)	(5,435)
Finance income	(xi)	1,224	158	3,221	234
Foreign exchange gain (loss)		423	(866)	(146)	2,831
Net income for the period		21,284	17,346	66,276	19,511

Company's share of net income of the JV for the period		9,628	-	29,942	-

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022
Expressed in thousands of United States Dollars unless otherwise stated

6. Asanko Gold Mine joint venture (continued)

The assets and liabilities of the AGM JV, on a 100% basis, as at September 30, 2023 and December 31, 2022 were as follows:

		September 30, 2023	December 31, 2022

	Note	$	$
Assets
Current assets
Cash and cash equivalents	(xii)	136,860	91,271
Receivables		5,086	2,771
Inventories	(iv)	44,367	54,003
Prepaid expenses and deposits		2,221	2,907
VAT receivable		7,097	6,235
		195,631	157,187
Non-current assets	(v),(vi)	227,251	180,640
Total assets		422,882	337,827

Liabilities
Current liabilities
Accounts payable and accrued liabilities		29,267	30,811
Lease liabilities	(vii)	4,555	778
		33,822	31,589
Non-current liabilities
Lease liabilities	(vii)	15,907	113
Asset retirement provisions	(viii)	58,900	58,148
		74,807	58,261
Total liabilities		108,629	89,850

Equity	(x)	314,253	247,977

Total liabilities and equity		422,882	337,827

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022
Expressed in thousands of United States Dollars unless otherwise stated

6. Asanko Gold Mine joint venture (continued)

The Company has provided the following incremental disclosures for stakeholders to evaluate the financial performance and financial condition of the AGM. All amounts in the following tables and descriptions are on a 100% basis.

(i) Revenues

AGGL has an offtake agreement (the "Offtake Agreement") with a special purpose vehicle of Red Kite Opportunities Master Fund Limited ("Red Kite") under which the AGM will sell 100% of future gold production from the AGM up to a maximum of 2.2 million ounces. The gold sale price will be a spot price selected by Red Kite during a nine-day quotational period following shipment of gold from the mine.

During the nine months ended September 30, 2023, the AGM sold a portion of its production to the Bank of Ghana under the country's gold buying program. As agreed with Red Kite, gold ounces sold to the Bank of Ghana were considered delivered under the Offtake Agreement, and in consideration the AGM paid to Red Kite a "make whole" payment which was calculated in a similar manner to a nine-day quotational period. The "make whole" payments made to Red Kite were recognized as a reduction of revenues.

During the three and nine months ended September 30, 2023, the AGM sold 35,522 and 103,608 ounces of gold, respectively, to Red Kite under the Offtake Agreement (three and nine months ended September 30, 2022 - 45,482 and 133,647 gold ounces, respectively). As of September 30, 2023, the AGM has delivered 1,570,713 gold ounces to Red Kite under the Offtake Agreement.

Included in revenue of the AGM is $0.2 million and $0.4 million relating to by-product silver sales for the three and nine months ended September 30, 2023, respectively (three and nine months ended September 30, 2022 - $0.2 million and $0.5 million, respectively).

(ii) Production costs

The following is a summary of production costs by nature, on a 100% basis, incurred during the three and nine months ended September 30, 2023 and 2022:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Raw materials and consumables	(15,977)	(14,650)	(44,744)	(42,422)
Salaries and employee benefits	(5,358)	(5,159)	(16,085)	(22,481)
Contractors	(9,531)	(7,981)	(24,905)	(50,416)
Change in stockpile, gold-in-process and gold dore inventories	(242)	(9,865)	(4,577)	(17,429)
Insurance, government fees, permits and other	(4,536)	(4,190)	(13,594)	(14,583)
Total production costs	(35,644)	(41,845)	(103,905)	(147,331)

During the three months ended September 30, 2023, the AGM recognized a $0.4 million downward net realizable value adjustment on its stockpile inventory, of which $0.3 million was recorded against production costs and $0.1 million was recorded against depreciation expense (three months ended September 30, 2022 - $4.1 million reversal of previously recorded net realizable value adjustments on stockpile inventory, of which $3.2 million was credited against production costs and $0.9 million was credited against depreciation expense).

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022
Expressed in thousands of United States Dollars unless otherwise stated

6. Asanko Gold Mine joint venture (continued)

During the nine months ended September 30, 2023, there was no change in the net realizable value of the AGM's stockpiles (nine months ended September 30, 2022 - $14.6 million reversal of previously recorded net realizable value adjustments on stockpile inventory, of which $10.5 million was credited against production costs and $4.1 million was credited against depreciation expense).

(iii) Royalties

All of the AGM's concessions are subject to a 5% gross revenue royalty payable to the Government of Ghana. The AGM's Akwasiso mining concession is also subject to an additional 2% net smelter return royalty payable to the previous owner of the mineral tenement, and the AGM's Esaase mining concession is also subject to an additional 0.5% net smelter return royalty payable to the Bonte Liquidation Committee.

On April 3, 2023, the Government of Ghana imposed a special levy, the Growth and Sustainability Levy ("GSL"), on all companies operating in Ghana with an effective date of May 1, 2023. The purpose of the GSL is to support growth and fiscal sustainability of the Ghanaian economy. For mining companies in Ghana, the GSL is levied at a rate of 1% of gold revenues for the fiscal years 2023 to 2025. The JV has presented the 1% GSL as royalties expense in the Statement of Operations.

(iv) Inventories

The following is a summary of inventories held by the AGM, on a 100% basis, as at September 30, 2023 and December 31, 2022:

	September 30, 2023	December 31, 2022
	$	$
Gold dore on hand	2,026	3,592
Gold-in-process	1,243	937
Ore stockpiles	19,276	23,802
Materials and spare parts	21,822	25,672
Total inventories	44,367	54,003

During the three months ended September 30, 2023, the JV recognized a $2.1 million provision against supplies inventory which was recorded in production costs (three months ended September 30, 2022 - nil).

During the nine months ended September 30, 2023, the JV reclassified $2.6 million of insurance and capital spares to mineral properties, plant and equipment (three and nine months ended September 30, 2022 - nil for both periods).

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022
Expressed in thousands of United States Dollars unless otherwise stated

6. Asanko Gold Mine joint venture (continued)

(v) Reclamation deposit

The AGM is required to provide security to the Environmental Protection Agency of Ghana ("EPA") for the performance by the AGM of its reclamation obligations in respect of its mining leases.

The AGM deposits a reclamation deposit in a Ghanaian bank and the reclamation deposit is required to be held until receiving a final reclamation completion certificate from the EPA. The AGM is expected to be released from this requirement 45 days following the third anniversary of the date that the AGM receives a final completion certificate. The reclamation deposit accrues interest and is $5.0 million as of September 30, 2023 (December 31, 2022 - $5.0 million). Additionally, bank guarantees of $16.8 million have been provided to the EPA, 50% of which is provided by the Company (see note 9).

(vi) Mineral properties, plant and equipment Additions to mineral properties, plant and equipment

During the three and nine months ended September 30, 2023, the AGM capitalized $16.6 million and $33.0 million, respectively, in expenditures related to mineral properties, plant and equipment ("MPP&E"), excluding capitalized deferred stripping costs and asset retirement costs (three and nine months ended September 30, 2022 - additions of $5.6 million and $11.5 million, respectively). During the three months ended September 30, 2023, the JV also capitalized $19.9 million in right-of-use assets associated with a mining services contract.

The AGM did not incur any deferred stripping costs during the period as mining operations had yet to resume.

(vii) Lease liabilities

The following table shows the movement in the lease liabilities of the AGM for the nine months ended September 30, 2023 and year ended December 31, 2022:

	September 30, 2023	December 31, 2022
	$	$
Balance, beginning of period	891	10,492
Recognition of leases entered into during the period	19,888	5,537
Lease payments	(1,110)	(15,345)
Interest expense	793	207
Total lease liabilities, end of period	20,462	891

Less: current portion of lease liabilities	(4,555)	(778)
Total non-current portion of lease liabilities	15,907	113

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022
Expressed in thousands of United States Dollars unless otherwise stated

6. Asanko Gold Mine joint venture (continued)

(viii) Asset retirement provisions

The following table shows the movement in the asset retirement provisions of the AGM for the nine months ended September 30, 2023 and year ended December 31, 2022:

	September 30, 2023	December 31, 2022
	$	$
Balance, beginning of period	58,148	81,028
Accretion expense	1,820	2,527
Change in estimate	(864)	(25,331)
Reclamation undertaken during the period	(204)	(76)
Total asset retirement provisions, end of period	58,900	58,148

The asset retirement provisions consist of reclamation and closure costs for the JV's Ghanaian mining properties. Reclamation and closure activities include land rehabilitation, dismantling of buildings and mine facilities, ongoing care and maintenance and other costs.

As at September 30, 2023, the AGM's reclamation cost estimates were discounted using a long-term risk-free discount rate of 4.6% (December 31, 2022 - 3.9%). The change in estimate during the period was primarily due to an increase in the risk-free discount rate.

(ix) Legal provision

A services provider of the AGM filed a dispute with an arbitration tribunal alleging the AGM breached the terms of a services agreement and claimed approximately $25 million in damages. The arbitrator ruled in favour of the AGM that there had not been a breach of any terms of the contract, yet made an award to the counterparty of approximately $13 million plus interest for services rendered. The AGM, consistent with the arbitration ruling, maintains the view that there was no breach of contract and all contractual amounts were paid as due. The AGM therefore is undertaking an appeals process in the Court of Appeal in Ghana. A provision of $2.0 million has been recorded as of September 30, 2023 (December 31, 2022 - $2.0 million), as management's best estimate to settle the claim. While the Company cannot reasonably predict the ultimate outcome of these actions, and inherent uncertainties exist in predicting such outcomes, the Company believes the estimated provision is reasonable based on the information currently available.

(x)  Preferred shares

The following table shows the movement in the JV partners' preferred share investments in the JV for the nine months ended September 30, 2023 and year ended December 31, 2022:

	September 30, 2023	December 31, 2022
	$	$
Balance, beginning of period	264,880	264,880
Distributions to partners during the period	-	-
Balance, end of period	264,880	264,880

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022
Expressed in thousands of United States Dollars unless otherwise stated

6. Asanko Gold Mine joint venture (continued)

(xi) Finance expense and income

The following is a summary of finance expense incurred by the AGM JV during the three and nine months ended September 30, 2023 and 2022:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Unrealized gain on gold hedging instruments	227	-	731	-
Accretion charges on asset retirement provisions (note viii)	(703)	(747)	(1,820)	(1,819)
Interest on lease liabilities	(781)	(23)	(793)	(193)
Commitment and standby fees on RCF (note xiii)	(51)	(116)	(164)	(362)
Withholding taxes	(85)	(2,909)	(212)	(2,909)
Other	(25)	(63)	(105)	(152)
Total finance expense	(1,418)	(3,858)	(2,363)	(5,435)

For the three and nine months ended September 30, 2023, finance income of $1.2 million and $3.2 million, respectively, related primarily to interest earned on cash balances and short-term investments (three and nine months ended September 30, 2022 - $0.2 million of finance income for both periods presented, related primarily to interest earned on cash balances).

(xii) Summary of cash flows

The cash flows of the AGM, on a 100% basis, were as follows for the three and nine months ended September 30, 2023 and 2022:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Cash provided by (used in):
Operating activities	39,740	26,075	76,662	64,344
Investing activities	(15,413)	(5,490)	(29,772)	(11,353)
Financing activities	(377)	(4,416)	(973)	(15,059)
Impact of foreign exchange on cash and cash equivalents	(4)	(650)	(328)	(1,341)
Increase in cash and cash equivalents during the period	23,946	15,519	45,589	36,591
Cash and cash equivalents, beginning of period	112,914	70,283	91,271	49,211
Cash and cash equivalents, end of period	136,860	85,802	136,860	85,802

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022
Expressed in thousands of United States Dollars unless otherwise stated

6. Asanko Gold Mine joint venture (continued)

(xiii) Revolving credit facility

In October 2019, the JV entered into a $30.0 million revolving credit facility ("RCF") with Rand Merchant Bank ("RMB"). During the year ended December 31, 2022, the maturity date of the RCF was extended to September 30, 2023 (with utilization subject to credit review) and is subject to a facility maintenance fee of 0.70% per annum. The JV is currently in discussions with RMB to extend the term of the RCF. As at September 30, 2023, the balance drawn under the RCF was nil (December 31, 2022 - nil).

During the three and nine months ended September 30, 2023, the AGM recognized facility maintenance fees associated with the RCF of $0.1 million and $0.2 million, respectively (three and nine months ended September 30, 2022 – $0.1 million and $0.4 million, respectively).

7. Share capital

(a) Authorized:

Unlimited common shares without par value or restrictions.

(b) Base shelf prospectus

On December 21, 2022, the Company filed a final short form base shelf prospectus (the "Prospectus") under which the Company may sell from time-to-time common shares, warrants, subscription receipts, units, debt securities and/or share purchase contracts of the Company, up to an aggregate of $300 million. The Prospectus has a term of 25 months from the filing date. As of September 30, 2023, no securities were issued under the Prospectus.

8. Equity reserves and long-term incentive plan awards

The Company has a stock option plan and a share unit plan under which restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs") may be awarded to directors, officers, employees and other service providers. All awards under the share unit plan may be designated by the Company's Board of Directors to be settled in either cash, shares or a combination thereof. As at September 30, 2023, all units awarded have been cash-settled.

Under the two plans, when combined, the number of shares issuable cannot exceed 9% of the issued and outstanding common shares of the Company. Specifically, shares reserved for issuance under the share unit plan, when designated as equity-settled, may not exceed 5% of the issued and outstanding common shares of the Company. Share units awarded as cash settled units will not be considered in computing the limits of the share unit plan.

RSUs, PSUs and DSUs are cash-settled awards and therefore represent financial liabilities, which are recorded at fair value at each reporting date and adjusted for the completed proportion of the vesting period, with any changes recorded as shared-based compensation expense in the Statement of Operations and Comprehensive Income. The financial liability associated with these cash-settled awards is recorded in accounts payable and accrued liabilities for amounts expected to be settled within one year, and a separate long-term incentive plan liability for amounts to be settled in excess of one year, as of the balance sheet date.

(a) Stock options

Options granted typically vest in 1/3 increments every twelve months following the grant date for a total vesting period of three years. Stock options have a maximum term of 5 years following the grant date. The fair value of stock options granted is determined using the Black Scholes option pricing model.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022
Expressed in thousands of United States Dollars unless otherwise stated

8. Equity reserves and long-term incentive plan awards (continued)

The following table is a reconciliation of the movement in stock options for the period:

	Number of Options	Weighted average exercise price C$
Balance, December 31, 2021	11,680,170	1.61
Granted	4,790,000	0.66
Cancelled/Expired/Forfeited	(7,973,000)	1.65
Balance, December 31, 2022	8,497,170	1.04
Granted	4,574,000	0.85
Expired and forfeited	(426,503)	1.08
Balance, September 30, 2023	12,644,667	0.97

During the three and nine months ended September 30, 2023, the Company recognized $0.3 million and $0.8 million of share-based compensation expense, respectively, relating to stock options (three and nine months ended September 30, 2022 - $0.2 million of share-based compensation expense and a credit of $0.1 million to share-based compensation expense, respectively).

(b) Restricted Share Units

RSUs granted vest in 1/3 increments every twelve months following the grant date for a total vesting period of three years.

The following table is a reconciliation of the movement in the number of RSUs outstanding for the nine months ended September 30, 2023 and year ended December 31, 2022:

	Number of RSUs
	September 30, 2023	December 31, 2022
Balance, beginning of period	534,508	1,184,594
Granted	366,200	299,900
Settled in cash	(279,069)	(599,107)
Forfeited	(57,402)	(350,879)
Balance, end of period	564,237	534,508

The following table is a reconciliation of the movement in the RSU liability for the nine months ended September 30, 2023 and year ended December 31, 2022:

	September 30, 2023	December 31, 2022
	$	$
Balance, beginning of period	169	575
Awards vested and change in fair value during the period, net of cancelled/forfeited awards	131	(95)
Settled in cash during the period	(169)	(311)
Total RSU liability, end of period	131	169

Less: current portion of RSU liability	(101)	(143)
Total non-current RSU liability, end of period	30	26

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022
Expressed in thousands of United States Dollars unless otherwise stated

8. Equity reserves and long-term incentive plan awards (continued)

(c) Performance share units

PSUs vest in either 1/2 or 1/3 increments every twelve months following the grant date for a total vesting period of two or three years and also contain a performance criterion applied to the number of units that vest on a yearly basis. The number of units that vest will be determined by the Company's relative share price performance in comparison to a peer group of companies or upon achievement of certain Company strategic objectives. The PSU performance multiplier ranges from 0% to 150%.

The following table is a reconciliation of the movement in the number of PSUs outstanding for the nine months ended September 30, 2023 and year ended December 31, 2022:

	Number of PSUs
	September 30, 2023	December 31, 2022
Balance, beginning of period	1,739,401	571,000
Granted	1,287,200	1,588,900
Settled in cash	(908,429)	(88,167)
Added due to performance condition	563,857
Cancelled/Forfeited	(180,547)	(332,332)
Balance, end of period	2,501,482	1,739,401

The following table is a reconciliation of the movement in the PSU liability for the nine months ended September 30, 2023 and year ended December 31, 2022:

	September 30, 2023	December 31, 2022
	$	$
Balance, beginning of period	503	87
Awards vested and change in fair value during the period, net of cancelled/forfeited awards	668	462
Settled in cash during the period	(583)	(46)
Total PSU liability, end of period	588	503
Less: current portion of PSU liability	(492)	(334)
Total non-current PSU liability, end of period	96	169

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022
Expressed in thousands of United States Dollars unless otherwise stated

8. Equity reserves and long-term incentive plan awards (continued)

(d) Deferred share units

DSUs granted vest over a period of one year and will be paid to directors upon their retirement from the Board of Directors of the Company or upon a change of control.

The following table is a reconciliation of the movement in the number of DSUs outstanding for the nine months ended September 30, 2023 and year ended December 31, 2022:

	Number of DSUs
	September 30, 2023	December 31, 2022
Balance, beginning of period	3,132,000	844,200
Granted	1,942,400	2,287,800
Settled in cash	(588,975)	-
Forfeited	(145,250)	-
Balance, end of period	4,340,175	3,132,000

The following table is a reconciliation of the movement in the DSU liability for the nine months ended September 30, 2023 and year ended December 31, 2022:

	September 30, 2023	December 31, 2022
	$	$
Balance, beginning of period	1,664	608
Awards vested and change in fair value during the period	1,293	1,056
Settled in cash during the period	(370)	-
Total DSU liability, end of period	2,587	1,664

The financial liability associated with cash-settled DSU awards is recorded in accounts payable and accrued liabilities.

(e) Phantom share units

On November 6, 2020, the Company granted 1,000,000 cash-settled phantom share units to the Chair of the Board. The units will vest three years from the grant date, but will only become payable upon the Chair's departure from the Board or upon a change of control of the Company, in a cash settlement amount equal to the value of 1,000,000 common shares as at the Chair's departure date or date of change of control.

The phantom share units represent a financial liability, as they will be settled in cash, and are marked-to-market at each reporting period end and presented in the Statement of Financial Position within accounts payable and accrued liabilities.

The following table is a reconciliation of the movement in the phantom share unit liability for the nine months ended September 30, 2023 and year ended December 31, 2022:

	September 30, 2023	December 31, 2022
	$	$
Balance, beginning of period	381	277
Awards vested and change in fair value during the period	198	104
Total phantom share unit liability, end of period	579	381

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022
Expressed in thousands of United States Dollars unless otherwise stated

9. Commitments and contingencies

Commitments

The following table reflects the Company's contractual obligations as they fall due, excluding commitments and liabilities of the JV, as at September 30, 2023 and December 31, 2022:

	Within 1 year	1- 5 years	Over 5 years	September 30, 2023	December 31, 2022
Accounts payable, accrued liabilities and payable due to related party	5,514	-	-	5,514	3,173
Long-term incentive plan (cash-settled awards)	3,759	126	-	3,885	2,716
Corporate office leases	133	122	-	255	348
Total	9,406	248	-	9,654	6,237

In addition to the above commitments, the Company has provided various parent company guarantees related to the unfunded portion of the AGM's reclamation bond in the amount of $8.4 million (December 31, 2022 - parent company guarantee of $5.9 million).

Contingencies

Due to the nature of its business, the Company and/or the JV may be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of these actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company's or JV's financial condition or future results of operations.

10. General and administrative ("G&A") expenses

The following is a summary of G&A expenses incurred during the three and nine months ended September 30, 2023 and 2022. General and administrative expenses for the periods presented include, but are not limited to, those expenses incurred in order to earn the service fee as operators of the JV (note 4).

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Wages, benefits and consulting	(1,579)	(1,426)	(4,523)	(5,145)
Office, rent and administration	(412)	(379)	(1,042)	(982)
Professional and legal	(73)	(165)	(382)	(545)
Share-based compensation	(602)	(1,265)	(3,092)	(895)
Travel, marketing, investor relations and regulatory	(168)	(219)	(721)	(569)
Depreciation	(35)	(36)	(107)	(110)
Total G&A expense	(2,869)	(3,490)	(9,867)	(8,246)

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022
Expressed in thousands of United States Dollars unless otherwise stated

11. Exploration and evaluation ("E&E") expenditures

The following is a summary of E&E expenses incurred by the Company during the three and nine months ended September 30, 2023 and 2022. E&E expenses incurred relate to work performed on the Company's wholly owned Asumura and Mali properties.

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Contractors and consulting	(33)	(168)	(251)	(240)
Drilling and assays	-	(7)	(1,486)	(36)
Field supplies and camp costs	(8)	(79)	(35)	(157)
Crop compensation, community and permitting	(40)	(27)	(183)	(36)
Other	-	-	(11)	(4)
Total E&E expense	(81)	(281)	(1,966)	(473)

12. Finance income

The following is a summary of finance income earned during the three and nine months ended September 30, 2023 and 2022:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Fair value adjustment on redeemable preference shares (note 5)	2,510	3,364	7,278	16,578
Interest income	759	338	2,140	504
Total finance income	3,269	3,702	9,418	17,082

13. Income per share

For the three and nine months ended September 30, 2023 and 2022, the calculation of basic and diluted income per share is based on the following data:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Net income for the period	11,389	1,280	31,843	12,309

Number of shares
Weighted average number of ordinary shares -basic	224,943,453	224,943,453	224,943,453	224,943,453
Effect of dilutive share options	456,666	-	139,774	-
Weighted average number of ordinary shares - diluted	225,400,119	224,943,453	225,083,227	224,943,453

For the three and nine months ended September 30, 2023, excluded from the calculation of diluted weighted average shares were 8,328,001 stock options that were determined to be anti-dilutive. For the three and nine months ended September 30, 2022, there were no dilutive securities.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022
Expressed in thousands of United States Dollars unless otherwise stated

14. Supplemental cash flow information

The following table summarizes the changes in non-cash working capital for the three and nine months ended September 30, 2023 and 2022:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Receivables and receivable due from related party	(6)	2,456	1,237	4,647
Prepaid expenses and deposits	(520)	(529)	(195)	(13)
Accounts payable, accrued liabilities and payable due to related party	1,278	550	1,231	(152)
Change in non-cash working capital	752	2,477	2,273	4,482

15. Segmented information

Geographic Information

As at September 30, 2023, the Company has only one reportable operating segment being the corporate function with its head office in Canada. Total assets in West Africa include the Company's 45% interest in the Asanko Gold Mine JV.

Geographic allocation of total assets and liabilities

September 30, 2023	Canada	West Africa	Total
	$	$	$
Current assets	57,510	21	57,531
Property, plant and equipment and right-of-use assets	260	-	260
Other non-current assets	-	158,177	158,177
Total assets	57,770	158,198	215,968
Current liabilities	6,014	3,380	9,394
Non-current liabilities	238	-	238
Total liabilities	6,252	3,380	9,632

December 31, 2022	Canada	West Africa	Total
	$	$	$
Current assets	58,568	37	58,605
Property, plant and equipment and right-of-use assets	332	-	332
Other non-current assets	-	120,957	120,957
Total assets	58,900	120,994	179,894
Current liabilities	4,363	1,441	5,804
Non-current liabilities	399	-	399
Total liabilities	4,762	1,441	6,203

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022
Expressed in thousands of United States Dollars unless otherwise stated

15. Segmented information (continued)

Geographic allocation of the Statement of Operations and Comprehensive Income

For the three months ended September 30, 2023:

	Canada	West Africa	Total
	$	$	$
Share of net income related to joint venture	-	9,628	9,628
Service fee earned as operators of joint venture	1,448	-	1,448
General and administrative expenses	(2,843)	(26)	(2,869)
Exploration and evaluation expenditures	-	(81)	(81)
(Loss) income from operations and joint venture	(1,395)	9,521	8,126

Finance income	758	2,510	3,268
Finance expense	(5)	(1)	(6)
Foreign exchange gain	-	-	-
Net (loss) income and comprehensive (loss) income for the period	(642)	12,030	11,389

For the three months ended September 30, 2022:

	Canada	West Africa	Total
	$	$	$
Service fee earned as operators of joint venture	1,381	-	1,381
General and administrative expenses	(3,393)	(97)	(3,490)
Exploration and evaluation expenditures	-	(281)	(281)
Loss from operations and joint venture	(2,012)	(378)	(2,390)

Finance income	338	3,364	3,702
Finance expense	(8)	-	(8)
Foreign exchange loss	(22)	(2)	(24)
Net (loss) income and comprehensive (loss) income for the period	(1,704)	2,984	1,280

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022
Expressed in thousands of United States Dollars unless otherwise stated

15. Segmented information (continued)

For the nine months ended September 30, 2023:

	Canada	West Africa	Total
	$	$	$
Share of net income related to joint venture	-	29,942	29,942
Service fee earned as operators of joint venture	4,284	-	4,284
General and administrative expenses	(9,756)	(111)	(9,867)
Exploration and evaluation expenditures	-	(1,966)	(1,966)
(Loss) income from operations and joint venture	(5,472)	27,865	22,393

Finance income	2,140	7,278	9,418
Finance expense	(17)	(1)	(18)
Foreign exchange gain (loss)	52	(2)	50
Net (loss) income and comprehensive (loss) income for the period	(3,297)	35,140	31,843

For the nine months ended September 30, 2022:

	Canada	West Africa	Total
	$	$	$
Service fee earned as operators of joint venture	3,995	-	3,995
General and administrative expenses	(8,115)	(131)	(8,246)
Exploration and evaluation expenditures	-	(473)	(473)
Loss from operations and joint venture	(4,120)	(604)	(4,724)

Finance income	504	16,578	17,082
Finance expense	(24)	-	(24)
Foreign exchange gain (loss)	(21)	(4)	(25)
Net (loss) income and comprehensive (loss) income for the period	(3,661)	15,970	12,309